

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 24, 2010

Mr. David Suleski
Chief Financial Officer
Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

      Re: **Atna Resources Ltd.**
              Form 20-F for the Fiscal Year Ended December 31, 2008
              Filed March 31, 2009
              Response Letter Dated February 9, 2010
              File No. 000-29336

Dear Mr. Suleski:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1.   We understand from your February 9, 2010 response letter that you would prefer to limit compliance with our prior comments to future filings. Unfortunately, the extent of errors in your financial statements, and the missing and inaccurate disclosures warrant an amendment to your Form 20-F.

    Please revise your Form 20-F as necessary to comply with the prior comments and the additional comments in this letter. Please contact us by telephone if you wish to submit a draft amendment to your Form 20-F in advance of filing to make the necessary arrangements.

    In either case, the amendment should include error correction disclosures in your financial statements covering all material revisions, and an explanatory paragraph at the forepart of the document, stating the reasons for the amendment and directing readers to those sections where further details are provided.

Please include a marked amendment to the Form 20-F with your response.

Controls and Procedures, page 65

2.   We have read your response to prior comment three, and understand that you had conducted as assessment of your internal control over financial reporting but only failed to disclose in your management's report on internal control over financial reporting whether or not such control was effective. As previously advised, we believe management's failure to provide a complete report on internal control over financial reporting requires clarification of the earlier conclusion reached on the effectiveness of your disclosure controls and procedures. We believe that you need to clarify, notwithstanding this earlier conclusion, that in light of the prior omissions concerning your report of internal control over financial reporting, that your disclosure controls and procedures were not actually effective.

Exhibit 15.1 Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 7

3.   We note in response to prior comment six you intend classify and account for the investments included in the line item, "Short term investments" as available for sale securities in your financial statements to be included in your Form 20-F for the fiscal year ended December 31, 2009. Please clarify whether you intend to treat your reclassification of these investments as a correction of an error in previously issued financial statements; and submit the revisions that you propose to make to your financial statements, including the error correction disclosures.

Alternatively, if it is your position that the mischaracterization of these investments in your originally filed financial statements for the fiscal year ended December 31, 2008 is not a material misstatement, please provide the materiality analysis that you believe would support your view. Please consider the guidance in SAB Topics 1:M and 1:N when preparing this analysis.

Note 2 – Accounting Policies, page 10

4.   In your response to prior comment seven you describe your accounting policy for mineral property costs under both Canadian and U.S. GAAP, indicating that you capitalize exploratory drilling and related costs, including the costs of converting mineral resources into proven and probable reserves when you believe it is probable that such a conversion will take place.

Under U.S. GAAP exploration costs are generally those incurred to search for reserves and to establish reserves beyond those already found, and should always be expensed as incurred. We do not believe you are able to appropriately capitalize such costs under U.S. GAAP based on an assessment of the likelihood that you will be successful in your efforts. As such, the costs of converting resources to reserves would be expensed as exploration costs under U.S. GAAP.

As for the costs of obtaining greater definition of an ore body that is already classified as proven or probable reserves, these would generally be characterized as development costs and capitalized under U.S. GAAP.

Please expand your accounting policy disclosure to further clarify your handling of exploration and development costs, and to address your accounting for mineral property acquisition costs under U.S. GAAP. Please submit the revisions to your U.S. GAAP reconciliation necessary to comply with this guidance.

Note 7 – Property, Plant, Mine Development, and Mineral Interests, page 13

5.   In your response to prior comment seven you state that certain capitalized development costs are amortized using the unit of production method, where the denominator is the estimated recoverable ounces of gold. However, at Note 7 you disclose that you use the estimated proven and probable reserves of the related property as the denominator to compute amortization for mine development costs.

Please clarify within your accounting policy the units you are using to compute depreciation, depletion and amortization (DD&A) under the unit of production method for both your capitalized mine development costs and mineral interest costs. If you have been using ounces rather than proven and probable reserves as the denominator in your DD&A computations for U.S. GAAP, tell us the extent of and reasons for any differences between such ounces and the contained ounces disclosed for proven and probable reserves on page 12.

For U.S. GAAP, please ensure that your computations do not include resources and do not rely on any measures other than proven and probable reserves to compute amortization and depletion for U.S. GAAP purposes. Please modify your U.S. GAAP policy note and reconciliation accordingly.

6.   Please further revise your U.S. GAAP policy note concerning "pre-stripping costs" as necessary to clarify the meaning of the "pre" characterization, and whether you are accounting for other stripping costs differently.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director